Acxiom Investor Briefing

June 11, 2006

Safe Harbor for Forward-Looking Statements

Statements in this presentation by Acxiom Corporation regarding its future financial and operating results, future opportunities for Acxiom, the potential market price of Acxiom stock, Acxiom's international operations and any other statements about management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including competitive pressures, adverse economic conditions, governmental regulations and other factors described in Acxiom's Annual Report on Form 10-K for the year ended March 31, 2006 and other reports that Acxiom files with the SEC. Acxiom disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.

Additional Information and Where to Find It

In connection with its 2006 annual meeting of stockholders, Acxiom Corporation will file a notice of annual meeting and proxy statement with the Securities and Exchange Commission ("SEC"). STOCKHOLDERS OF ACXIOM ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders can obtain free copies of the notice of annual meeting and proxy statement and other documents when they become available by contacting investor relations at investor.relations@acxiom.com or by mail at Acxiom Corporation Investor Relations, 1 Information Way, Little Rock, Arkansas, 72202, or by telephone at 1-501-342-1321. In addition, documents filed with the SEC by Acxiom are available free of charge at the SEC's website at www.sec.gov.

Acxiom Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acxiom in connection with the 2006 annual meeting of stockholders. Information regarding the special interests of these directors and executive officers in the proposed election of directors will be included in Acxiom's notice of annual meeting and proxy statement for its 2006 annual meeting. This document will be available free of charge at the SEC's website at www.sec.gov and from Investor Relations at Acxiom as described above.

Non-GAAP Financial Measures

Our discussion today will include non-GAAP financial measures. We refer you to the Investor Relations section of our website, which includes a reconciliation to the comparable GAAP measure for each non-GAAP financial measure included in this discussion. The location of our website is www.acxiom.com.

Introduction

- Acxiom's growth has been fueled by world-leading companies who count on service and innovation
- Market trends in each of Acxiom's core business lines support recent investments and future plans
- Acxiom share price has outperformed competitors and market indices over the last three years
- Acxiom's management team is critical to monetizing key investments
- Acxiom has strengthened its financial leadership and Board of Directors
- Acxiom's plan will drive superior shareholder returns

We ask for your support for the Company's director nominees in the upcoming shareholder vote

The Acxiom Corporation…What We Do

- **We Help Our Clients Drive Profitability by:**
  - **Retaining** Existing Customers
  - **Finding** New Customers
  - **Cross-Selling** Products and Services
  - **Mitigating** Risk and Fraud

- **In Doing So, We Provide:**
  - Customer Management Solutions
  - Information Management Solutions

- **To the World's Largest Companies**

Blue-Chip Clients and Partners

GE

Capital One

citigroup

JPMorganChase

Sprint

Together with NEXTEL

IBM

GM

accenture

EQUIFAX

Baxter

TransUnion

DELUXE

Sears

EMC²

where information lives

E·FUNDS

hp

invent

HSBC

Guideposts

Polk

Multi-Dimensional Intelligence™

Federated

DEPARTMENT STORES, INC.

IRI

INFORMATION RESOURCES, INC.

20 Years of Superior Revenue Growth

Investments Have Fueled Strong Revenue Growth



Revenue (in Millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
20.5% CAGR
$38
$56
$74
$90
$98
$91
$116
$152
$202
$270
$402
$465
$730
$964
$1,010
$866
$958
$1,011
$1,223
$1,333
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002 (1)
2003
2004
2005
2006

(1) *Revenue recognition changed in fiscal 2001 in accordance with SAB 101.*

The Transformation of Acxiom

From	To
Data Products Credit Card Databases	Data, Analytics & Consulting Multiple Industries Enterprise Solutions Digital & Risk Solutions
Batch Processing Mainframes Independent Business Units	Real Time Processing Grid Technology Integrated Organization Technology Re-Engineering
Outsourcing Arkansas-Centric	Non-Hosted Solutions Global Business

1999	2000	2001	2002	2003	2004	2005	2006
Acxiom acquires largest competitor - May & Speh	AbiliTec Achieves Industry Leadership Acxiom Purchases Computer Graphics	Acxiom begins Grid Development	Acxiom Enters Risk Business - Purchases AISS	Acxiom Invents Personicx Acxiom Deploys Grid	Acxiom Expands in Europe Acxiom Standardizes Operational Functionality	Acxiom Enters China Acxiom Goes Online	Acxiom Expands into Risk Mitigation

Acxiom Sees Growing Demand for its Core Competencies

Data, Analytics and Consulting	• Business intelligence • Clients' demand for value-added services • Adoption of analytics outside financial services & insurance
Enterprise Solutions	• Customer Data Integration (CDI) • Enterprise database solutions • Enterprise decision management
Digital Solutions	• Online & search advertising • Use of demographic information • Interactive marketing / search engine optimization
Risk Solutions	• Identity fraud • Pre- & post-employment screening • Law enforcement and security markets
Grid Technology	• Complexity of clients' existing infrastructure • Grid-based service-oriented architecture • Information storage requirements

Acxiom has positioned itself through key investments to take advantage of these opportunities

Acxiom's Share Price has Outperformed Market Indices and Peers Over the Past 3 Years[1]


Dun & Bradstreet 68.3%
45.3%
Harte Hanks 37.2%
NASDAQ 29.6%
S&P 500 29.3%
Equifax 28.9%
InfoUSA 27.4%
ChoicePoint 12.1%
Fair Isaac 2.2%
0.0%
20.0%
40.0%
60.0%
80.0%

[1] *For the three years ending 7/6/06.*

Acxiom's Execution of its Strategy has Driven Superior Financial Performance over the Last Year

($ Millions, Except EPS)

		Revenue	YoY Growth	EPS	YoY Growth
Q1 – '06		$310.3	---	$0.07	---
Q2 – '06		330.5	10%	0.20[(1)]	0%
Q3 – '06		347.4	11%	0.31	29%
Q4 – '06		344.3	7%	0.26	63%
2006		1,332.6	9%	0.83[(1)]	12%
Q1 – '07	(Analyst consensus estimates)	333.6	8%	0.17	143%

[(1)] *Adjusted income statement amounts are non-GAAP financial measures. These measures are adjusted by excluding the restructuring charges and other unusual items, in the second quarter, which totaled $15.8 million in pretax charges and had an impact of $10.4 million on net earnings after taxes, or an impact of $0.12 per share.*

Revenue Growth (Financial Road Map Mid Point)

($ Millions)



CAGR
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$1,333
$1,864
9%
9%
5%
9%
23%
Marketing & CDI Services
Data
IT/Data Factory Services
Risk Mitigation
FY 2006
FY 2010

Key Initiatives

- Customized Enterprise-wide Services
- Industry Specific Solutions
- Digital Solutions

- Focus on Analytics
- Building Consulting Practices
- U.S. Data Growing at 11% CAGR

- Deployment of the Grid
- Avoid Commoditized Services
- Optimize Capital Allocations

- Extensive Cross-Sell Approach
- Enhanced Product Set
- Innovation and New Markets

Operating Income Improvement Through Revenue Growth and Expense Efficiencies



($ Millions)
$320
$280
$240
$200
$160
$120
$80
$40
$0
Expense Efficiencies
Revenue Growth
11% Margin
$147 (1)
13% Margin
$186
11% Margin
17% Margin
$309
13% Margin
$242
Workforce Initiatives
Computer Expense Focus
Standardized Processes
Leveraging Base Assets
FY 2006
FY 2007
FY 2010

(1) *Adjusted operating income is a non-GAAP financial measure. This measure excludes $15.8 million of restructuring charges and other unusual items.*

Grid Positively Impacting Expense Efficiency

Computer and Related Expenses
(% of Revenue)


32%
30%
28%
26%
24%
22%
20%
31%
26%
23%
22%
2003
2004
2005
2006

Return on Invested Capital


Road Map Midpoint
20%
18%
16%
14%
12%
10%
8%
6%
4%
6.1%
9.4%
11.0%
11.4%
17.5%
2003
2004
2005
2006
2010E

- 100% of new services deals utilize the Grid
- Data transformation throughput increased 2x
- CDI processing speed increased 6.6x
- Data products build time reduced 8x

Standardization Positively Impacting Efficiency

Average Cost per Customer Work Unit Processed


$200
$150
$100
$50
$0
Avg. Q2 FY06
Avg. Q3 FY06
Avg. Q4 FY06
Avg. Q1 FY07
All Other Platforms
Standardized Platform

- 72 Services and 580 Data Clients on Standard Platform
- 35% of Customer Work Units Converted to Standard Platform
- Associate Efficiency Improvement of 22%

Roadmap Upside Opportunities

Acxiom is focused on breakthrough opportunities to accelerate growth

Business Information Grid	Digital Markets
• $60B market not penetrated by hosted business • EMC brings R&D, brand and 7,500 sales people • $350M opportunity in 5 years	• Online advertising - $18B market growing at 30% per year • Requires combination of data, analytics, infrastructure and privacy knowledge • $100M – $200M opportunity in 5 years
Risk Mitigation	**Geographic Expansion**
• Additional $250M market in 5 years • Applications in account access, money transfer and online access • $70M opportunity in 5 years	• Canada, Latin / South America, Asia Pacific • Leverage existing investments • $140M opportunity in 5 years

Acxiom Has a Highly Talented Management Team of Seasoned Industry Experts

Charles Morgan
CEO / Chairman of the Board

Operations

- Lee Hodges — COO

Client Services
- David Allen — European Operations
- Jeff Stalnaker — Financial Services
- Martin Sunde — Multi-Industry

Lines of Business
- Ron Fournet — Risk Mitigation
- Scott Hambuchen — CDI & Marketing Services
- William Park — Data, Digital & Direct

Delivery, Technology and Support
- Alex Dietz — Products & Infrastructure
- Michael Lloyd — Delivery Center
- Thomas Walker, Jr. — IT Services
- Holly Marr — Business Planning

Finance
- Frank Cotroneo — CFO
- Dathan Gaskill — Corporate Finance

Corporate Office
- Cindy Childers — Organizational Development
- Richard Howe — Marketing & Strategy
- Jerry Jones — Legal/Business Development
- Rodger Kline — Administration
- Jim Womble — Business Development
- Kevin Zaffaroni — Strategic Initiatives

Foundational / Promoted from Within

Professional Recruit / Acquisition

New Financial Leadership

- In May 2006, Frank Cotroneo joined Acxiom as CFO
- Frank was previously CFO at MasterCard International and H&R Block
- In addition, Mike Durham, former CFO of American Airlines and Fortune 500 executive, has joined the Board of Directors and will focus on financial management and capital allocation

Financial Management and Control



Strategic
Tactical
Performance Management
Forecasting
Budgeting

- New BOD Finance Committee
- Improved Planning and Capital Allocation process
- Process Ownership by CFO
- Continuing Improvement in Financial Statement Transparency
- Optimized Capital Structure
- Metrics to Track Performance

Acxiom Has Not Ignored ValueAct

- Adopted suggestion of Financial Road Map
- Bolstered financial acumen for Board of Directors and management team
- Listened and discussed ValueAct's proposals at Board meetings
- On multiple occasions, has invited ValueAct to present their ideas to Acxiom Board
- Provided ValueAct access to Acxiom leadership

Acxiom Has an Independent Board of Directors

- Acxiom's Board of Directors meets all independence requirements
- Two non-independent directors have resigned from the Board in the last 18 months
- A new independent director has recently joined the Board, and brings substantial financial expertise
- Created the role of Lead Independent Director and Vice-Chairman, Bill Dillard
- Our nine-member Board has two management directors and one member who is non-independent solely due to a contract that ends in 2007 and provides him no financial benefit

Why Charles Morgan Should Be Chairman

Acxiom's shareholder value will suffer without his board leadership

Strategic Vision and Technology Development	• Understands how innovation creates competitive advantage • Has driven development and deployment of breakthrough products and technologies
Deep Relationships With Key Clients	• Relationship owner for many top clients • Personal long-term relationships built on trust & commitment • Clear short- and long-term risk if Charles is not chairman
Highest-Level Industry Relationships	• Recognized as thought leader in direct marketing industry • C-level relationships with many large technology companies • Initiated and maintains critical partnerships
Attracting and Retaining Talented Management Team	• Has attracted world-class additions to senior leadership team • Has nurtured and mentored strong internal leaders • Engenders strong loyalty among leaders, associates at Acxiom

Charles Morgan Is Clearly at the Foundation of Acxiom's Success – Past, Present and Future

Why Other Nominees

- **Ann Die Hasselmo – Independent Director**
  - *Clearly Independent – no business ties to the Company*
  - *Managing Director of Academic Search Consultation Services*
  - *Active leader in higher education at a national level*
  - *Past chairman of the board of National Association of Independent Colleges and Universities*
- **William Henderson – Independent Director**
  - *Clearly Independent – no business ties to the Company*
  - *COO of Netflix, on-line DVD rental company with 4.2 million members*
  - *Former CEO and Postmaster General for US Postal Service – with more than 1 million employees and a $90 billion operating budget*
  - *Insight into mailing industry, a critical marketing channel for many of Acxiom's clients*
  - *Significant experience in deployment of technology in a large-scale environment*
  - *Network of global relationships in industry and governments*

Why Not ValueAct

The issue is more than just board seats

- Acxiom slate is comprised of the Company Leader and two independent directors who have no conflicts of interest
- ValueAct has made an offer to buy the Company – we believe this makes the nominees unable to act as fiduciaries to other shareholders
- Mr. Ubben also serves as a Board member of a direct competitor of Acxiom and ValueAct holds substantial ownership in that Company
- These interests directly conflict with the interests of all other shareholders
- We believe the strategic plan of Acxiom management will create more shareholder value than ValueAct's short term objectives
- ValueAct's plan is uninformed and irresponsible, thus creating both near-term and long-term risk

Why Not ValueAct (cont)

- ValueAct's nominees do not instill confidence
  - For example, in the 11 months Mr. Lawrie was the CEO of Siebel, 18% of shareholder value was destroyed (approximately $860 million), and at the same time he accepted approximately $10 million for his stark lack of performance

AND

  - While he praised a new CalPERS-instigated compensation plan at Siebel that tied options and bonuses to financial performance criteria (*"I want to be known as a company that rewards and is managed by shareholders"),* Mr. Lawrie never renegotiated his own compensation plan in the spirit of what he was having others do

Summary

- Acxiom will continue to deliver superior shareholder returns with execution of its current plan through a combination of:
  - Charles Morgan and current board leadership
  - Monetizing key investments
  - Sustained loyalty of clients and the management team
- Acxiom has responded to ValueAct's concerns about financial management and board structure
- Introducing ValueAct into the Acxiom board will create both near-term and long-term risk

We ask for your support for the Company's director nominees in the upcoming shareholder vote